Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE ANNOUNCES TRANSFER OF LISTING TO THE NASDAQ CAPITAL MARKET AND EXTENSION OF PERIOD FOR NASDAQ COMPLIANCE

OTTAWA, CANADA—(Marketwired - Sept. 1, 2015) - DragonWave Inc. (TSX:DWI)(NASDAQ:DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that its request to transfer the listing of its securities from The NASDAQ Global Market to The NASDAQ Capital Market has been approved by the Staff of the NASDAQ Listing Qualifications Department (“NASDAQ Staff”), effective with the open of trading on August 28, 2015. The Company’s common shares will continue to trade under the symbol “DRWI”.

As previously announced, on March 5, 2015, the Company received notice that its closing bid price had been below US$1.00 per share for 30 consecutive business days and that, accordingly, the NASDAQ Staff had granted the Company an extension through August 31, 2015 to regain compliance with the US$1.00 per share bid price requirement. The Company has not been able to regain compliance with this requirement within such period, and the Company transferred the listing of its common shares from The NASDAQ Global Market to The NASDAQ Capital Market. In connection with such transfer, the Company was granted an additional 180 days to regain compliance with the minimum $1.00 bid price per share requirement. The new extension period runs through February 29, 2016. In order to regain compliance with the $1.00 per share bid price requirement, the Company’s common stock must close at $1.00 per share or more for a minimum of 10 consecutive business days (subject to being increased to 20 consecutive business days at the discretion of NASDAQ’s Staff) prior to the end of the new extension period. If the Company cannot demonstrate compliance with this requirement by February 29, 2016, or it does not comply with the terms of the extension granted by the NASDAQ Staff, the Company’s common stock may then be subject to delisting.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. These statements, including DragonWave’s ability to regain compliance with the NASDAQ listing requirements, are subject to certain assumptions, risks and uncertainties. Readers are cautioned not to place undue reliance on such statements. DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen President & CEO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2222